UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of November 2006
Commission File Number 1–13522

China Yuchai International Limited
(Translation of Registrant’s name into English)

16 Raffles Quay #26-00
Hong Leong Building
Singapore 048581
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                              Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                              No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES
EXHIBIT INDEX
EX-99.1 Reorganization Agreement Amendment (No.2) dated November 30, 2006 between CYI, Yuchai and Coomber

This Report on Form 6-K shall be incorporated by reference in the prospectus, dated March 24, 2004, of China Yuchai International Limited (the “Company” or “CYI”) included in the Company’s Registration Statement (Registration No. 333-111106) on Form F-3 and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by the Company with the U.S. Securities and Exchange Commission (the “SEC”).
Other Events
Reorganization Agreement
On November 30, 2006, CYI entered into a Reorganization Agreement Amendment (No. 2) (the “Amendment Agreement”) with Guangxi Yuchai Machinery Company Limited (“Yuchai”), a subsidiary of CYI, and Coomber Investments Limited (“Coomber”), a shareholder of CYI. The terms of the Amendment Agreement were also acknowledged and agreed to by Guangxi Yuchai Machinery Group Company (“State Holding Company”). The Amendment Agreement amends certain provisions of the Reorganization Agreement dated April 7, 2005, as amended, including to extend the term of the Reorganization Agreement from December 31, 2006 to June 30, 2007, and to extend the date for payment by Yuchai of the $20 million amount contemplated in Clause 1.8 of the Reorganization Agreement to the earlier of (i) the date of the completion of the transactions described in Clause 2.6 of the Reorganization Agreement and (ii) June 30, 2007, and acknowledges the extension of the due date for the repayment of the RMB205 million loan by Yuchai Marketing Company Limited from December 1, 2006 to June 1, 2007.
A copy of the Amendment Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.   See also the cautionary statements contained in the first and second risk factors under “Item 3.   Key Information — Risk Factors” in CYI’s Annual Report on Form 20-F filed with the SEC on August 8, 2006.
Exhibits
99.1	Reorganization Agreement Amendment (No. 2) dated November 30, 2006 between CYI, Yuchai and Coomber.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: November 30, 2006

CHINA YUCHAI INTERNATIONAL LIMITED
By:	/s/ Philip Ting Sii Tien
Name:	Philip Ting Sii Tien
Title:	Chief Financial Officer and Director

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EXHIBIT INDEX
99.1	Reorganization Agreement Amendment (No. 2) dated November 30, 2006 between CYI, Yuchai and Coomber.

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